UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’Registry (CNPJ/MF) No 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MINUTES OF ORDINARY GENERAL SHAREHOLDERS’ MEETING

Minutes of Ordinary General Shareholders’ Meeting of Oi S.A., held on April 30, 2012, presented in summary form in accordance with paragraph 1 of article 18 of the Bylaws:

1. Date, time and place: On April 30, 2012, at 11:30 a.m., at the headquarters of Oi S.A. (the “Company”), located at Rua General Polidoro, No 99, 5th floor, in the City and State of Rio de Janeiro.

2. Agenda: (i) Acknowledge the Managers’ accounts, examine, discuss and vote on the Managers’ Report, Balance Sheet and Financial Statements, together with the Independent Auditors’ report and the report of the Fiscal Council, for the fiscal year ended December 31, 2011; (ii) Examine, discuss and vote on the Managers’ Proposal for the allocation of the net profits of the fiscal year ended on December 31, 2011 and for the distribution of dividends; (iii) Elect the members of the Fiscal Council and their respective alternates; and (iv) Determine the annual global compensation of the Managers and the members of the Fiscal Council of the Company;

3. Call Notice: Call notice published in the “Diário Oficial do Estado do Rio de Janeiro,” Part V, in the editions of April 13, 2012, Page 65; April 16, 2012, Page 50 and April 17, 2012, Page 28 and in the newspaper “Valor Econômico,” National Edition, in the editions of April 13, 14 and 15, 2012, Page A14, and April 16 and 17, 2012, Page D4, in accordance with article 133 of Law No. 6,404/76. The Managers’ Report, Balance Sheet and other Financial Statements, together with the Independent Auditors’ report and the report of the Fiscal Council, for the fiscal year ended December 31, 2011, have been published in their entirety in the March 30, 2012 editions of the “Diário Oficial do Estado do Rio de Janeiro” and in the newspaper “Valor Econômico,” and made available to shareholders on March 30, 2012, along with other documents and information relating to the agenda, at the Company’s headquarters and on the CVM website, in accordance with Article 133 of Law No. 6,404/76 and CVM Instruction No. 481/09.

4. Attendance: Shareholders of the Company representing 56.38% of the voting capital of the Company and 23.72% of preferred shares without voting rights, according to records and signatures in the Shareholders’ Attendance Book. Also in attendance were Mr. Allan Kardec de Melo Ferreira (representative of the Fiscal Council of the Company), Mr. Tarso Rebello Dias (representative of the board of directors), Mr. Sergio Aguiar Jose Teixeira Junior and Ms. Maria Gabriela Campos da Silva Menezes Côrtes (Company representatives) and Mr. Octavio Pereira Ramos, and Mr. Marcelo Salvador (representatives of Deloitte Touche Tohmatsu Auditores Independentes).

5. Chair: Having met the legal quorum, and in accordance with the provisions of Article 17 of the Company’s Bylaws, the Meeting was installed, with Mr. Rafael Calabria Padilha serving as president of the Meeting and Ms. Daniella Geszikter Ventura as secretary, each of whom an attorney-in-fact invested with specific powers.

6. Decisions: Shareholders representing more than 56% of the voting capital of the Company present at the meeting, decided as follows:

6.1. With respect to item i of the Agenda, unanimously, without any recorded abstentions, to approve the Managers’ Report, Balance Sheet and Financial Statements, together with the Independent Auditors’ report and the report of the Fiscal Council, for the fiscal year ended December 31, 2011.

6.2. With respect to item ii of the Agenda, in accordance with the Manager’s Proposal relating to the Financial Statements for 2011, unanimously, without any recorded abstentions, to approve the allocation of Net Income for the Fiscal Year of R$1,005,731,443.81, net of accumulated losses of R$3.62, which will occur as follows: (1) to the mandatory dividend payment, the amount of R$251,432,860.05, (2) to the payment of additional dividends, the amount of R$754,298,580.14, based on the results of the fiscal year. In addition to the R$754,298,580.14 to be distributed based on the results of the fiscal year, the shareholders resolved unanimously, without any recorded abstentions, to distribute R$994,268,559.81, based on Revenue Reserves (Investments), thereby approving, in addition to the required minimum dividend, dividends in the amount of R$1,748,567,139.95. The dividends hereby approved amount to R$1.22 per common share and R$1.22 per preferred share. Shareholders holding shares on this date will be entitled to receive dividends. Beginning on May 2, 2012, the shares will ex-dividend. The dividends will be paid throughout 2012, beginning on May 8, 2012.

6.3. With respect to item iii of the Agenda, unanimously, without any recorded abstentions, to elect the following members of the fiscal council for a term ending on the date of the Ordinary General Shareholders’ Meeting in 2014: (1) as effective member, Mr. Aparecido Carlos Correia Galdino, Brazilian, widower, business administrator, bearer of identity card No. 5.635.466, issued by SSP/SP, registered under CPF/MF No. 666.708.708-25, with business address at Rua Angelina Maffei Vita, 200, 9th floor, Jardim Paulistano – São Paulo/SP – CEP: 01.489-900, and his respective alternate, Mr. Sidnei Nunes, Brazilian, married, administrator, bearer of identity card No. 11.581.938-1, issued by SSP/SP, registered under CPF/MF No. 011.355.928-37, with business address at Rua Angelina Maffei Vita, 200, 9th floor, Jardim Paulistano – São Paulo/SP – CEP: 01.489-900; (2) as effective member, Mr. Allan Kardec De Melo Ferreira, Brazilian, widower, lawyer, bearer of identity card No. M-92.892, issued by SSP/MG, registered under CPF/MF

No. 054.541.586-15, with business address at Av. Afonso Pena, 4121, room 904, Serra—Belo Horizonte/MG – CEP: 30.130-009, and his respective alternate, Mr. Newton Brandão Ferraz Ramos, Brazilian, married, accountant, bearer of identity card No. 058.555-01, issued by CRC/MG, registered under CPF/MF No. 813.975.696-20, resident and domiciled in Belo Horizonte (MG) with business address at Av. do Contorno, 8123 – Cidade Jardim – Belo Horizonte/MG—CEP: 30110-937; (3) as effective member, Mr. Ricardo Berretta Pavie, Brazilian, married, administrator, bearer of identity card No. 09.270.797-5, issued by IFP/RJ, registered under CPF/MF No. 021.918.527-18, with business address on Rua do Ouvidor, 98, 8th floor, Centro – Rio de Janeiro/RJ—CEP: 20.550-011, and his respective alternate, Mr. Daniel Gonçalves Pereira, Brazilian, single, economist, bearer of identity card No. 13036554-7, issued by IFP, registered under CPF/MF No. 102.878.997-13, with business address at Rua do Ouvidor, 98, 8th floor, Centro – Rio de Janeiro/RJ – CEP: 20.550-011. Continuing with the vote, it was found, considering the provisions on Article 161, paragraph 4, item “a,” of Law No. 6,404/76, the election, by a majority of the preferred shareholders in attendance, representing 11.43% of preferred shares, of the following effective member and his respective alternate to the Fiscal Council. The following persons were elected to the Fiscal Council: as effective member, Mr. Marcos Duarte Santos, Brazilian, single, production engineer, bearer of identity card No. 08383583-5, issued by IFP/RJ, registered under CPF/MF No. 014.066.837-36, residing at Avenida Sernambetiba, 3600, bloco 5, apt. 2103, Barra da Tijuca, Rio de Janeiro/RJ, and his respective alternate, Mr. Wilson Peter Edward, Brazilian and British dual citizen, married, administrator, resident at Rua Princesa Isabel 347, apt. 92, Campo Belo – São Paulo/SP, bearer of identity card No. 084.24.379-9, issued by IFP/RJ, registered under CPF/MF No. 168.126.648-20. The preferred shareholders recognize that the election of the effective member of the Fiscal Council and his alternate took place without the participation of the controlling shareholder, either directly or indirectly. The President acknowledged receipt of the curriculum and other relevant documents of the newly-elected members. It was stated during the voting that there are no obstacles or legal restrictions preventing any of the elected members from assuming office.

6.4. With respect to item iv of the Agenda, by a majority, with abstentions recorded, to approve the compensation of the Managers for the following fiscal year, as follows: annual global compensation for the Board of Directors, the amount of up to R$6,392,000.00; annual global compensation for the Executive Officers of the Company, the amount of up to R$50,631,164.00, exclusive of any eventual benefits or profit sharing; and annual global compensation for the Fiscal Council of up to R$450,000.00, pursuant to paragraph 3 of article 162 of Law No. 6,404/76.

7. Closing: With nothing further discussed, these minutes were drawn up, read, approved and signed by the all of the shareholders in attendance at the Meeting, all abstentions and dissents having been recorded, and were authorized to be published without the signatures of the shareholders in attendance, pursuant to article 130, paragraph 2 of Law No 6,404/76. (/s/) Rafael Padilha Calabria – President; Daniella Geszikter Ventura – Secretary; Allan

Kardec de Melo Ferreira – Representative of the Fiscal Council; Shareholders in attendance: TELEMAR PARTICIPAÇÕES S.A.; VALVERDE PARTICIPAÇÕES S.A. (represented by Luciene Sherique Antaki); POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO; POLO FUNDO DE INVESTIMENTO EM AÇÕES; VINSON FUND LLC; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MUTIMERCADO; CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG MASTER AÇÕES FUNDO PREVIDENCIÁRIO DE INVESTIMENTO EM AÇÕES; GREEN II FUND LLC (GREEN HG FUND LLC // HEDGING-GRIFFO GREEN FUND LLC); GREEN FUND LLC; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; ALAMEDA COUNTY EMPLOYEES RETIREMENT ASSOCIATION; ALASKA PERMANENT FUND; ASG GROWTH MARKETS FUND; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BP PENSION FUND; BT PENSION SCHEME; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CANADA PENSION PLAN INVESTMENT BOARD; CAPITAL INTERNATIONAL—INTERNATIONAL EQUITY; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CIBC EMERGING MARKETS INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; COMPASS AGE LLC; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEES BEN. PLANS—EMERGING MARKETS EQUITY FUND; EATON VANCE CORPORATION; EATON VANCE INTERNATIONAL (IR) FUNDS PLC ON BEHALF OF EATON VANCE INTERNATION (IR) PPA EMERGING MARKETS EQUITY FUND; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS MARKETS FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 1; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; ENHANCED EMERGING MARKETS SERIES OF BLACKROCK QUANTTATIVE PARTNERS, L.P.; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FIDELITY FIXED—INCOME TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY FIXED—INCOME TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS DISCOVERY FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EQUITY FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; FUNDO LATINO AMERICANO CIBC; FUTURE FUND BOARD OF GUARDIANS; GMAM INVESTMENT FUNDS TRUST (236949-7); HSBC BRIC EQUITY FUND; IBM 401(K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS STATE BOARD OF INVESTMENT; IMPERIAL EMERGING ECONOMIES POOL; INTERNATIONAL BK FOR REC AND DEV, ATFSRPAT/RET STAFF BENEFICIAL PLAN AND TRUST; ISHARES II PUBLIC

LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX INDEX TRUST A; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX INDEX TRUST B; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; MELLON BANK N.A. EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; MINISTRY OF STRATEGY AND FINANCE; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUND PLC; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; ; PANAGORA GROUP TRUST; PENSIONSKASSERNES ADMINISTRATION A/S; PICTET—EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)—EMERGING MARKETS TRACKER; PICTET GLOBAL SELECTION FUND—GLOBAL HIGH YIELD EMERGING EQUITIES FUND; PPL SERVICES CORPORATION MASTER TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX US INDEX FUND LO; RETAIL EMPLOYEES RETIREMENT SUPERANNUATION PTY LIMITED; ROCHE US DB PLANS MASTER TRUST; SAN DIEGO GAS & ELECTRIC CO NUC FAC DEC TR QUAL; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; STHRN CA ED CO NC FAC QUAL CPUC DECOM M T FOR SAN ON AND PALO VD NUC GEN ST; SPDR S&P EMERGING LATIN AMERICA ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; SSGA SPDR ETFS EUROPE I PUBLIC LIMITED COMPANY; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF OREGON; STST BK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET EMERGING MARKETS ; STICHTING BLUE SKY ACTIVE EQUITY EMERGING MARKETS GLOBAL FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; THE ASHMOREEMM UMBRELLA FUNDS TRUST; THE BANK OF KOREA; THE GE UK PENSION COMMON INVESTMENT FUND; THE HOSPITAL AUTHORITY PROVIDENT FUND SCHEME; THE MT TR BK OF JAPAN, LTD. AS T F N T ALL C W EQ INV IDX FD (TAX EX Q INS INV ON); THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBC400035139; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BKG CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; TIAA-CREF FUNDS—TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TREASURER OF THE STATE OF NORTH CL. EQUITY INVESTMENT FUND POOLED TRUST; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCKS INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VGD INT EQUITY ID FDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SS OF VGD INT EQUITY INDEX FDS; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WORCESTERSHIRE COUNTY COUNCIL PENSION FUND; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; ACADIAN EMERGING MARKETS EQUITY FUND; ASCENSION HEALTH MASTER PENSION TRUST; EMERGING MARKETS EQUITY FUND; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; FLORIDA RETIREMENT SYSTEM TRUST FUND; ISHARES MSCI ACWI INDEX FUND; MORGAN STANLEY INST FUND, INC,M ACTIVE INTERNATIONAL ALLOCATION PORTFOLIO; MORGAN STANLEY INVESTMENT MANAGEMENT ACTIVE INT ALLOCATION TRUST; PHILIPS

ELECTRONICS NORTH AMERICA CORPORATION MASTER RETIREMENT TRUST ; RAYTHEON COMPANY MASTER TRUST; RBS PENSION TRUSTEE LIMITED ; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF WISCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET GLOBAL ADVISORS, CAYMAN LTD; VIRGINIA RETIREMENT SYSTEM; HOUR-GLASS INTERNATIONAL SHRS SCTR TRUST ; BAPTIST HEALTH SOUTH FLORIDA; CAPITAL EMERGING MARKETS TOTAL OPPORTUNITIES FUND; CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FOR TAX EXEMPT TRUSTS; CAPITAL GUARDIAN ALL COUNTRY EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MKS TOTAL OPPORTUNITIES FD FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS TOTAL OPPORTUNITIES MASTER FUND; CAPITAL GUARDIAN INTERNATIONAL ALL COUNTRIES EQUITY MASTER FUND; CAPITAL INTERNATIONAL EMERGING MARKETS FUND; CAPITAL INTERNATIONAL FUND; CAPITAL INTERNATIONAL FUND JAPAN; CAPITAL INTERNATIONAL PORTFOLIOS (253906-6); CIKK FUND—CAPITAL INTERNATIONAL ALL COUNTRIES FUND; EMERGING MARKETS GROWTH FUND INC; JNL/CAPITAL GUARDIAN GLOBAL BALANCED FUND; NORGES BANK; PIM INVESTMENTS, INC.; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; SBC MASTER PENSION TRUST; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGRD STAR FDS; BRITISH COAL STAFF SUPERANNUATION SCHEME; MINEWORKERS PENSION SCHEME; PARTNER FUNDO DE INVESTIMENTO EM AÇÕES; BRASIL CAPITAL MASTER-FUNDO DE INVESTIMENTO MULTIMERCADO; BC MASTER—FUNDO DE INVESTIMENTO EM AÇÕES; VICTOR ADLER (represented by Rita de Cássia Serra Negra); ARGUCIA LLC; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES; ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES; ARGUCIA ENDOWMENT FUNDO DE INVESTIMENTO MULTIMERCADO; RHODES FIA (represented by Vanessa Montes de Moraes); VANESSA MONTES DE MORAES; TEMPO CAPITAL PRINCIPAL FUNDO DE INVESTIMENTO DE AÇÕES; (represented by Gustavo Franco Pacheco); e FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS; (represented by Rosimeri Carecho Cavalcante).

These minutes are an accurate copy of the original minutes recorded in the Company’s own books.

Rio de Janeiro, April 30, 2012

Daniella Geszikter Ventura

Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer